Invest in Homeroom

Personalized, short-form e-learning for moving up at work



HOMEROOMTIME.COM   NEW YORK NY

Software   Technology   Saas   Mobile   Social

Why you may want to invest in us...

1   🧠 Led by startup/product/engineering vets (Cisco, Digital Ocean, Princeton).

2   💃 Over 1,000 invite requests from people at companies like Google, LinkedIn, and Twitter.

3   🧙 2 yrs in the making.

4   🚀 The e-learning market is set to explode to $109B by 2025 (9.16% CAGR).

5   🧬 Built on the latest in behavior change theory and learning science.

6   💁 Proprietary machine learning for strategic career advancement.

Why investors ❤ us

WE'VE RAISED $109,923 SINCE OUR FOUNDING



Homeroom is combining the best of social & subscription consumer



experiences with an intimate newsletter that helps professionals excel in their careers. It's social meets subscription and has the power to transform L&D for knowledge workers. By starting by addressing product managers as a primary audience, Erik is focusing on a community that can fuel word of mouth growth. In addition, Erik has deep subject matter expertise and passion as a product manager, and is recruiting a best-in-class team to make Homeroom soar.

Matt Sonefeldt VP, Finance; Atlassian

`LEAD INVESTOR` `INVESTING $5,000 THIS ROUND`

Our team



Erik Spangenberg
CEO

Led the build, launch and scaling of industry standard enterprise software into 30+ countries for 5 years. Expert in behavior change theory and persuasive design. Obsessed with habit building. See: morning routine, sobriety, Ironman.





Blue Thunder Somogyi
VP of Engineering

A software engineer and systems architect for 25 years. Formerly Cisco and Digital Ocean. Princeton grad. Epic team builder. Passionate about natural and technological frontiers.



Downloads

🗎 Homeroom Pre-Seed 2021.pdf

Homeroom is promotion-focused learning for busy workers in a beautiful mobile app.

Slogging through random articles and newsletters is one of the only ways for most workers to squeeze in professional learning.

Homeroom is a mobile app that personalizes short-form learning so that you actually get better at your job. And we're starting with some of the best articles ever written on what you do.





🧠 We want to be the best in the world at recommending content that strategically levels you up.

Step 1) Give us the scoop on your skills and professional goals.

Step 2) Tap the app each week for your personalized read, generated by our proprietary machine learning algorithms.

Step 3) Experience articles in a whole new way alongside talented peers 🍿 .


WHY WE CHOSE THIS ARTICLE FOR YOU
You wanted to be able to talk about
the topic blockchain at a high level
before the end
94% of Investo
competence.
WHY WE CHOSE THIS ARTICLE FOR YOU
You wanted to be able to teach
user interviews before March 17th.
12% of Product Designers would be able to do this today. see more

🛠 Tools to maximize learning from content so you can experience articles instead of scanning them.

Highlight, react, discuss, save, compare, contrast and organize what you read. All in crisp, beautiful formatting.


I have always loved the General George Patton quote: "Don't tell people what to do; tell them what you need accomplished, and you'll be amazed at the results."
4
7



👯 Homeroom will turn weekly article reading into a multiplayer experience.

If you want, Homeroom will group you with other people in your role at different companies who happen to be reading the same thing. These intimate groups will allow for rich learning and authentic networking through social features.



TEAM THIS WEEK
2 DAYS LEFT
Claire
Sr. PM @ Square
Team Bonus
71/113
Liza Gurtin
Jesse Rose
Brittney Gwynn

🏆 Early users have given us a toehold into organizations with world-class talent.

We already have users that love us in some of the best talent pools on the 🌎. We're building product-led growth strategies to capitalize on these inroads, including a custom Slack app.



Apple	Google	Uber	amazon
twitter	zynga	McKinsey&Company	ebay
twilio	Square	YouTube	AngelList
Microsoft	slack	INTERCOM	lyft
wework	mixpanel	Capital One	BCG Boston Consulting Group

👏 Our team includes builders and advisors from LinkedIn, Slack, Digital Ocean and more.

Homeroom has a kernel of founders who care deeply about building cohesive, principled teams.

Erik earned his product stripes while embedded at Pivotal Labs in San Francisco. At Octerra, he built a world-class product/engineering team from scratch. Blue brings decades of technical talent and best practices from top tech companies like Cisco and Digital Ocean.



Erik Spangenberg
Founder/CEO
New York, NY
octerra
Head of Product
WAKE FOREST UNIVERSITY
BA, MA in Management
Blue Somogyi
VP of Engineering
New York, NY
DigitalOcean
Senior Software Engineer
PRINCETON UNIVERSITY
School of Engineering
ADVISORS
Roo Harrigan
Head of Special Projects, Office of the CTO
slack
Matt Sonefeldt
VP of Investor Relations
ATLASSIAN
LinkedIn

Investor Q&A

– COLLAPSE ALL

What does your company do?

For time-pressed workers who resort to bushwhacking through articles for professional development, Homeroom is a web and mobile app that makes impactful learning from short-form content as easy as tapping your phone. Unlike newsletters and other ways of reading broadly curated content, Homeroom serves users one hyper-personalized article each week and facilitates organic peer-to-peer learning.

Where will your company be in 5 years?

Year 1-2: We hope to become the best in the world at serving users one personalized article each week across 26 job functions, covering 70% of people who work at a desk. This article matching will use machine learning models that rely on hundreds of data points about content, individuals and industry trends. Year 3-4: Lead innovation of new short-form learning formats powered by status-driven social learning. Year 5: Original content. These projections are not guaranteed.

Why did you choose this idea?

As busy PMs and engineers, we were exhausted by the daily cycle of checking our email, opening newsletters across 10 tabs, scanning for BS, liking a few things, and forgetting what we read. We knew that a 10x more impactful short-form learning experience could empower people to keep up with accelerating competition and complexity in their jobs.

How far along are you? What's your biggest obstacle?

We built v1 of the product and launched our Alpha to 300 users this past summer. We received over 1,000 invites from companies like Twitter, Google and LinkedIn.

We have hundreds of users that want to help us get to the next level, but as with anything new, distribution will be our biggest challenge initially. Without giving too much away, we'll be launching through unpaid social influencers within our beachhead job verticals in May. At the same time, we're going to pull several PR and content levers.

Who competes with you? What do you understand that they don't? ⌄

The "job" that Homeroom does is help you learn between planned tasks. Through this lens, we compete with professional communities, social media feeds and anything educational that might land in your inbox.

Key insights from hundreds of customer conversations:
1. The newness of content is overvalued by readers when their priority is impactful learning.
2. People are fed up with figuring out what to read, even when presented with a small number of options.
3. Reading articles is work on top of work. This can and should be a joyful experience.

How will you make money? ⌄

We're a $199/year subscription service that is easily sponsored by employers.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

- We don't nail our matching of people with articles.
- We aren't able to group people into weekly teams that consistently add value.
- Incumbents beat us to large job verticals and entrench themselves through new social networks or personalized knowledge management.